UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K



 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT
---                               OF 1934

                 For the fiscal year ended December 31, 2005

                                     OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---                                1934

               For the transition period from   N/A   to   N/A


                        COMMISSION FILE NUMBER 1-5046


                MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN

                                Con-way Inc.

                    Incorporated in the State of Delaware
                I.R.S. Employer Identification No. 94-1444798
          2855 Campus Drive, Suite 300, San Mateo, California  94403
                       Telephone Number (650) 378-5200


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Menlo Worldwide Forwarding, Inc. Savings Plan

June 22, 2006                /s/  Mark C. Thickpenny
                             ----------------------------
                             Mark C. Thickpenny
                             Chairman, Con-way Inc. Benefits
                             Administrative Committee









                MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN

               Financial Statements and Supplemental Schedule

                         December 31, 2005 and 2004

       (With Report of Independent Registered Public Accounting Firm)











                      MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN

                               December 31, 2005 and 2004



                                    Index



                                                                    Page

Report of Independent Registered Public Accounting Firm               1

Financial Statements:

  Statement of Net Assets Available for Benefits as of
    December 31, 2005                                                 3

  Statement of Net Assets Available for Benefits as of
    December 31, 2004                                                 4

  Statement of Changes in Net Assets Available for
    Benefits for the year ended December 31, 2005                     5

Notes to Financial Statements                                         6

Supplemental Schedule

Schedule I: Schedule H, Line 4i - Schedule of Assets
    (Held at End of Year) as of December 31, 2005                    12



            Report of Independent Registered Public Accounting Firm



The Finance Committee
Con-way Inc. Board of Directors:


We have audited the accompanying statements of net assets available for benefits of the Menlo Worldwide Forwarding, Inc. Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


                                     /s/  KPMG LLP
                                     ---------------
                                     KPMG LLP

Portland, Oregon
June 12, 2006





                 MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN
                Statement of Net Assets Available for Benefits
                              December 31, 2005

                                                 Participant-Directed
                                                        Total
                                                 --------------------
Assets:
   Investments, at fair value:
     Shares in registered investment
       companies                                 $          7,960,308
     Common trust funds                                     2,180,898
     Con-way Common Stock                                   1,003,527
     Con-way Preferred Stock                                1,090,888
   Investments, at cost:
     Participant loans                                         86,049
                                                 --------------------
            Total investments                              12,321,670
                                                 --------------------
            Net assets available for benefits    $         12,321,670
                                                 ====================


                 See accompanying notes to financial statements.






                 MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN
                Statement of Net Assets Available for Benefits
                              December 31, 2004

                                           Nonparticipant-Directed
                                          ------------------------
                                           Restricted
                                            Con-way      Con-way
                             Participant- Common Stock  Preferred
                               Directed       Fund      Stock Fund    Total
                             ------------ ------------ ----------- ------------
Assets:
 Investments, at fair value:
  Shares in registered
   investment companies      $ 11,301,996 $          - $         - $ 11,301,996
  Common trust funds            3,437,513            -           -    3,437,513
  Con-way Common Stock            712,477      557,236           -    1,269,713
  Con-way Preferred Stock               -            -   1,351,369    1,351,369
Investments, at cost:
  Participant loans               450,674            -           -      450,674
                             ------------ ------------ ----------- ------------
       Total investments       15,902,660      557,236   1,351,369   17,811,265
                             ------------ ------------ ----------- ------------
       Net assets available
         for benefits        $ 15,902,660 $    557,236 $ 1,351,369 $ 17,811,265
                             ============ ============ =========== ============


                 See accompanying notes to financial statements.



                 MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN
           Statement of Changes in Net Assets Available for Benefits
                         Year ended December 31, 2005

                                           Nonparticipant-Directed
                                          ------------------------
                                           Restricted
                                            Con-way      Con-way
                             Participant- Common Stock  Preferred
                               Directed       Fund      Stock Fund    Total
                             ------------ ------------ ----------- ------------
Additions (deductions):
  Allocation of preferred
    shares to participants
    at cost (note 1)         $         -  $         -  $   64,008  $    64,008
  Dividend and interest
    income                        41,363        1,859           -       43,222
  Net appreciation in
    fair value of
    investments (note 3)         454,192       33,725      45,589      533,506
  Transfers to other
    plans (note 1)               (15,818)           -           -      (15,818)
  Distributions to
    participants (note 1)     (5,729,371)    (385,142)          -   (6,114,513)
                             ------------ ------------ ----------- ------------
        Total additions
          (deductions)        (5,249,634)    (349,558)    109,597   (5,489,595)

Interfund transfers,
  net (note 1)                 1,668,644     (207,678) (1,460,966)           -
                             ------------ ------------ ----------- ------------
        Net decrease          (3,580,990)    (557,236) (1,351,369)  (5,489,595)

Net assets available
   for benefits,
   beginning of year         $15,902,660  $   557,236  $1,351,369  $17,811,265
                             ------------ ------------ ----------- ------------
Net assets available
   for benefits,
   end of year               $12,321,670  $         -  $        -  $12,321,670
                             ============ ============ =========== ============




                 See accompanying notes to financial statements.



                MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN

                        Notes to Financial Statements






(1) Description of Plan

    The following description of the Menlo Worldwide Forwarding, Inc. Savings Plan (the Plan), formerly the CNF Inc. EWW Savings Plan, is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook or the Plan document for more complete information.

    The term "Con-way" or "Company" refers to Con-way Inc., formerly CNF Inc., and subsidiaries. On April 18, 2006, shareholders approved management's proposal to change the Company's name to Con-way Inc. from CNF Inc. The name of the Plan remains Menlo Worldwide Forwarding, Inc. Savings Plan.

    (a) General

       The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Overall responsibility for administering the Plan rests with the Con-way Inc. Benefits Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. Menlo Worldwide Forwarding, Inc. is a subsidiary of Menlo Worldwide, LLC that was sold in December 2004, as discussed below. Menlo Worldwide, LLC is a wholly owned subsidiary of Con-way. The Plan's trustee, T. Rowe Price Trust Company (the Trustee), is responsible for the management and control of the Plan's assets, which are held in individual participant investment accounts, collectively known as "the Trust."

       Effective September 19,  2000,  the pilots of Emery Worldwide Airlines
       (EWA) ceased participation in the CNF Thrift and Stock Plan (TASP) and their elective deferrals began being contributed to the Plan. The pilots' vested balance in the TASP was transferred to the Plan effective December 20, 2000.

    (b) Amendments

       In December 2004, Con-way completed the sale of Menlo Worldwide Forwarding, Inc. and its subsidiaries and Menlo Worldwide Expedite!, Inc. (collectively referred to as MWF) to United Parcel Service, Inc.
       (UPS). The active employees of MWF ceased participation in the Plan as of the sale date and were permitted to rollover their Plan account balances to a UPS-sponsored defined contribution plan. In 2005, approximately $3,590,000, including rollovers, was distributed from the TASP to former employees as a result of the sale of MWF.

       Effective September 6, 2005, the Plan was amended to remove certain restrictions prohibiting the early transfer of assets from the Preferred Stock Fund and the Restricted Con-way Common Stock Fund. Prior to the amendment, balances in the nonparticipant-directed funds could only be transferred to the participant-directed funds upon a participant reaching age 55 and having completed at least 10 years of participation in the Plan. The change effectively allows participants to transfer Con-way's matching contributions to investments other than Con-way equity. In September 2005, balances in the Restricted Con-way Common Stock Fund were transferred to the Unrestricted Con-way Common Stock Fund, and balances in the nonparticipant-directed Con-way Preferred Stock Fund were changed to the participant-directed Con-way Preferred Stock Fund.

       Accordingly, in the Statements of Net Assets Available for Benefits, previously restricted participant account balances related to matching contributions of Con-way's common and preferred stock are included in participant-directed investments as of December 31, 2005, but are reported separately as nonparticipant-directed investments as of December 31, 2004.

    (c) Eligibility

       Employees were eligible to participate in the Plan if they were covered by a collective bargaining unit that specifically provided for participation in the Plan. Employees were eligible to participate in the Plan upon hire if they were regular full-time employees. Supplemental or part-time employees became eligible upon completion of one year of service during which the employee worked 750 hours.

    (d) Contributions

       Prior to the sale of MWF in December 2004, participants could contribute up to 50% of their compensation into the Plan, and could direct contributions to any one or more of the investment funds established under the Plan. Con-way makes no matching contributions for participants of the Plan.

       Participants who formerly participated in the TASP, as discussed under "Amendments" above, and participants who transferred from noncontractual to contractual positions within Con-way, are awarded Con-way preferred stock as a substitute for cash dividends used for debt service on TASP debt. For 2005, these participants received Con-way preferred stock with a historical cost of $64,008, as shown on the Statement of Changes in Net Assets Available for Benefits.

    (e) Participant Accounts

       A separate account is maintained for each participant of the Plan. Allocations of net Plan earnings are based upon participant account balances. The benefits to which participants are entitled are the benefits that can be provided from participants' vested accounts.

    (f) Vesting

       Participants are fully vested at all times in all contributions made to the Plan plus net earnings thereon.

    (g) Participant Loans

       The Plan had a loan provision allowing participants access to funds on a tax-free basis. Each participant could borrow from a minimum of $1,000 up to a maximum of $50,000 from the participant's fund account, reduced by the excess of the participant's highest outstanding loan balance during the one-year period on the day before the loan was made over the participant's current outstanding loan balance on the date of the loan. Loans do not exceed 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). The loans are secured by the vested balance in the participant's account. Loans outstanding at December 31, 2005 bear interest at rates ranging from 8.75% to 10.50%.

       In connection with the sale of MWF, as described above, a participant with an outstanding loan balance could either rollover the balance to a UPS-sponsored plan (if eligible for a UPS plan) or pay off the loan balance. If the loan was not paid off within 75 days, the loan was defaulted and offset against the participant's vested balance, in accordance with plan rules.

    (h) Distribution to Participants

       Employees became eligible for distribution in connection with the sale of MWF, as described above. Distributions are payable in the form of lump-sum payments or in a series of substantially equal annual installments.

    (i) Plan Termination

       Although it has not expressed any intent to do so, Con-way has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Con-way shall direct the Trustee with respect to the distribution of accounts to or for the exclusive benefit of participants or their beneficiaries.

(2) Summary of Significant Accounting Policies

    (a) Basis of Accounting

       The accompanying financial statements have been prepared using the accrual method of accounting.

    (b) Financial Instruments

       The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2005 and 2004, except for (1) participant loans outstanding that are valued at cost, which approximates fair value and, (2) Con-way preferred stock, which does not have a quoted market value, and is stated at fair value as determined by an annual independent appraisal.

    (c) Investments

       The Plan offers various investments in securities that are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits.

    (d) Income Recognition

       The difference in market value from one period to the next is included in net appreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits. The net appreciation in fair value of investments also includes realized gains and losses.

       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

    (e) Operating Expenses

       During 2005, all administrative expenses of the Plan were paid by Con-way.

    (f) Payment of Benefits

       Benefits paid to participants are recorded upon distribution.

    (g) Estimates

       Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(3) Investments

    The following investments represent 5% or more of the Plan's net assets:


                                                             December 31
                                                     --------------------------
                                                         2005          2004
                                                     ------------  ------------
 Participant-Directed investments:
   Shares in registered investment companies:
     T. Rowe Price Growth Stock Fund, 94,627
       and 142,812 shares, respectively              $  2,687,396  $  3,808,807
     T. Rowe Price Equity Income Fund, 56,791
       and 87,271 shares, respectively                  1,472,020     2,320,543
     T. Rowe Price Science and Technology Fund,
       97,343 and 151,999 shares, respectively          1,905,003     2,903,174
     T. Rowe Price International Stock Fund,
       44,709 and 56,175 shares, respectively             661,249       726,337
   Common trust funds:
     T. Rowe Price U.S. Treasury Money Market
       Trust,1,048,350 and 2,009,137 shares,
       respectively                                     1,048,350     2,009,137
   Con-way Equity:
     Unrestricted Con-way Common Stock, 17,955
       and 14,221 shares, respectively                  1,003,527       712,477
     Con-way Preferred Stock, 4,146 and zero
       shares,respectively                              1,090,888             -
 Nonparticipant-Directed investments:
     Con-way Preferred Stock, zero and 5,299
       shares,respectively                                      -     1,351,369


 During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

 Shares in registered investment companies           $    364,957
 Common trust funds                                        53,577
 Con-way Common Stock                                      78,144
 Con-way Preferred Stock                                   36,828
                                                     ------------
                                                     $    533,506
                                                     ============


(4) Income Tax Status

    The Internal Revenue Service has determined and informed Con-way by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(5) Related Party Transactions

    Certain Plan investments are shares in funds managed by T. Rowe Price Trust Company, the Trustee as defined by the Plan. Therefore, these investments and investment transactions qualify as party-in-interest.





                                                                     Schedule I

                 MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN
                                 EIN 94-1444798
                                  Plan No. 112
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                              December 31, 2005


 Identity
 of issue
 borrower,        Description of investment
  lessor,          including maturity date,
or similar       rate of interest,collateral,                       Current
  party            par, or maturity value             Cost           value
----------      -----------------------------    --------------  --------------
                Shares in registered
                  investment companies:
*T.Rowe Price    Growth Stock Fund
                  (94,626.613 shares)            $    2,419,203   $   2,687,396
*T.Rowe Price    Equity Income Fund
                  (56,790.900 shares)                 1,383,372       1,472,020
*T.Rowe Price    Science and Technology
                  Fund (97,343.033 shares)            2,718,267       1,905,003
*T.Rowe Price    International Stock Fund
                  (44,709.213 shares)                   582,695         661,249
*T.Rowe Price    Small-Cap Stock Fund
                  (10,864.113 shares)                   290,957         356,452
*T.Rowe Price    Retirement 2005 Fund
                  (3,813.154 shares)                     37,682          41,449
*T.Rowe Price    Retirement 2010 Fund
                  (174.579 shares)                        2,457           2,544
*T.Rowe Price    Retirement 2015 Fund
                  (6,733.170 shares)                     66,648          75,546
*T.Rowe Price    Retirement 2020 Fund
                  (1,988.460 shares)                     28,793          31,080
*T.Rowe Price    Retirement 2025 Fund
                  (17,056.554 shares)                   172,707         195,639
*T.Rowe Price    Retirement 2030 Fund
                  (1,091.844 shares)                     17,151          18,004
*T.Rowe Price    Retirement Income Fund
                  (4,282.349 shares)                     52,013          53,358
Allianz Global
 Investors       PIMCO Total Return Fund
                  (43,342.286 shares)                   462,216         455,094
J.P. Morgan
 Investment
 Management,     Undiscovered Managers Small-Cap
 Inc.             Growth Fund (534.565 shares)            5,220           5,474

                Common trust funds:
*T.Rowe Price    Equity Index Trust
                  (13,278.729 shares)                   422,399         475,511
*T.Rowe Price    Bond Index Trust
                  (6,074.375 shares)                    127,535         136,552
*T.Rowe Price    U.S. Treasury Money Market
                  Trust (1,048,349.570 shares)        1,048,350       1,048,350
*T.Rowe Price    Retirement Strategy Trust -
                  Balanced (20,003.251 shares)          433,830         520,485

                Common stock:
*Con-way Inc.    Unrestricted Con-way Common
                  Stock (17,955.398 shares)             520,490       1,003,527

                Preferred stock:
*Con-way Inc.    Con-way Preferred Stock
                  (4,145.813 shares)                    630,450       1,090,888

                Participant loans:
*Plan
 participants    Participant loans with interest
                  from 8.75% to 10.50% and maturity
                  dates from 2006 to 2009                     -          86,049
                                                                 --------------
                     Total investments                           $   12,321,670
                                                                 ==============


*Represents a party-in-interest transaction as of December 31, 2005.

Note: Cost is calculated using the historical rolling-average-cost method.


       See accompanying report of independent registered
                    public accounting firm.